

April 2, 2013

<u>Via E-Mail</u>
Kenton J. King
Skadden Arps Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

    Re: **Tessera Technologies, Inc.**
           PREC14A filed March 25, 2013
           DEF14A filed March 25, 2013
           DEF14A filed March 21, 2013
           DEFA14A filed March 15, 2013
           DEFA14A filed March 7, 2013
           DEFA14A filed March 4, 2013
           DEFA14A filed February 28, 2013
           DEAF14A filed February 20, 2013
           DEFA14A filed February 7, 2013
           DEFA14A filed December 26, 2012
           File No. 005-79365

Dear Mr. King:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your proxy materials, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on March 25, 2013

Stockholder Nominees, page 3

1. Update the disclosure here and throughout the proxy statement to reflect the fact that Starboard's most recently filed revised preliminary proxy statement indicates that it is nominating six rather than seven individuals for election to the board of directors.

Certain Background Information, page 3

2. Refer to page 5. Provide additional details concerning the "business operations and strategies for the Company" that representatives of Starboard and Tessera discussed at the meeting on March 7, 2013. If any of the recently-announced personnel or other changes at the Company were discussed, please indicate.

3. See our last comment above. Provide additional details about the settlement options discussed on March 21, 2013, including why each was rejected and by whom.

Election of the Directors, page 8

4. Provide additional background about the recent changes to the Tessera board, including the expansion of the board and the recent addition of 3 new board members and the decision not to re-nominate certain other board members, and how these changes relate to the proxy contest, if at all.

5. Here or in an appropriate section of the proxy statement, expand to discuss the reasons for the replacement of Robert A. Young as chief executive officer of Tessera, which was announced on March 25, 2013. We note that in an open letter to shareholders filed on March 4, 2013 and referenced below, you noted that "the Board unanimously stands behind our CEO Dr. Young."

DEFA14A filed March 4, 2013

6. In future filings, avoid inflammatory allegations such as the ones contained in the "open Letter to Starboard Value" filed as Exhibit 99.1. These include references to allegations that Starboard is trying to privately "blackmail" Tessera (page 1) of the letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant in the proxy contest person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263, or in my absence, Peggy Kim at (202) 551-3411.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Bernard Cassidy (via email)